SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CANCEL UP TO 25% OF ITALIAN SHORT HAUL FLIGHTS

FROM 17TH MAR TO 8TH APR

ALL AFFECTED PASSENGERS CONTACTED BY EMAIL TODAY

Ryanair today (Mon 2 Mar) notified passengers that it was reducing its short haul flight program (mainly to and from Italy) by up to 25% for a 3 week period from Tues 17th Mar to Wed 8th Apr, in response to the Covid-19 Virus. Over the past week, Ryanair has seen a significant drop in bookings over that late March/early April period, in response to the Covid-19 Virus. There has also been a significant step up in passenger no-shows on flights, particularly from and within Italy.

Ryanair does not expect these cancellations to have a material impact on current year (end Mar 2020) guidance, but it is far too early to speculate what impact the Covid-19 outbreak will have on FY21 earnings. Ryanair will continue to monitor bookings carefully, and will continue to flex its schedules in response to this developing situation. Ryanair is working closely with relevant authorities and is following all guidelines provided by WHO and EASA to ensure the health and wellbeing of our people and our customers.

A daily Covid-19 action meeting across all areas of the airline has been initiated since Mon 24th Feb, and is focusing on maintaining operational efficiency and cost saving to address the current downturn in business caused by the Covid-19 Virus, including;

-     Rolling schedule cuts as booking patterns alter
-     Allocating annual leave and/or unpaid leave to pilots and cabin crew
-     Recruitment, and promotion and pay freezes across the network
-     Working with 3rd party suppliers to cut costs.

Ryanair remains one of the strongest airlines in the industry with €4bn in cash on its balance sheet, industry leading unit costs, 90% of the fleet is owned, and is mainly debt free. We expect that this Covid-19 Virus will result in further EU airline failures over the coming weeks.

Ryanair Group CEO, Michael O'Leary said:

"Our focus at this time is on minimising any risk to our people and our passengers. While we are heavily booked over the next two weeks, there has been a notable drop in forward bookings towards the end of Mar, into early Apr. It makes sense to selectively prune our schedule to and from those airports where travel has been most affected by the Covid-19 outbreak.

This is a time for calm. We will make sensible cuts to our schedules over the comings weeks to reflect weaker bookings, and changing travel patterns. All affected customers will be advised of any schedule changes at least 14 days in advance. While 80% of people who contract Covid-19 suffer only mild symptoms, the risk of infection can be significantly reduced by frequent hand washing with soap and water.

We will continue to comply fully with guidelines from National Governments, the WHO and EASA as they are updated on a regular basis. We will update the market in due course on any significant developments"

ENDS

For further information
please contact:	Alejandra Ruiz	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 March, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary